This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

March 15, 2006

Item 3: Press Release

A Press release dated and issued March 15, 2006 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska completes $3,118,657 non-brokered private placement.

Item 5: Full Description of Material Change

Vancouver, BC – March 15, 2006.  CanAlaska Ventures Ltd. (the “Company”) is pleased to announce that further to its news release of February 14, 2006, the Company has now completed its non-brokered private placement and accordingly has issued 7,425,374 units at a purchase price of $0.42 per unit for gross proceeds of $3,118,657.  Each unit consisted of one common share in the capital of the Company and one-half of one non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $0.52 per warrant share until March 8, 2007.  An aggregate of $176,096.91 and 340,886 warrants to purchase one additional common share at a purchase price of $0.52 expiring March 8, 2007 have been paid for finder fees in connection with this financing.

In compliance with Canadian securities laws, all of the securities issued in connection with this closing are subject to a hold period expiring on July 9, 2006.

About CanAlaska

CanAlaska possesses sixteen, 100% owned, uranium projects in the Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,061,516 acres.

In 2005, CanAlaska expended over Cdn$4 million exploring its properties in the Athabasca Basin and delineated multiple uranium targets.  The first of these properties at West McArthur is now being drill-tested with 2 drills.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____March 15, 2006_______________

Date

“Peter Dasler”

_______________________________

Signature of authorized signatory

__Peter Dasler___________________

Print name of signatory

__President & CEO_______________

Official capacity